Exhibit 1

For Immediate Release	1 May 2020

WPP PLC (“WPP”)

Voting rights and Capital 30 April 2020

WPP confirms that its capital consists of 1,296,079,242 ordinary shares with voting rights.

WPP holds 70,750,170 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,225,329,072 ordinary shares.

The figure 1,225,329,072 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, WPP under the FCA’s Disclosure and Transparency Rules.

Contact:

Chris Wade, WPP

+44(0) 20 7282 4600

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